Cira Centre
2929 Arch Street
Philadelphia, PA  19104-2808

+1  215  994  4000  Main

+1  215  994  2222  Fax

www.dechert.com

Stephen M. Leitzell

stephen.leitzell@dechert.com

+1 215 994 2621  Direct

+1 215 655 2621  Fax

February 20, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Tia L. Jenkins

Nasreen Mohammed

Brian McAllister

Craig Arakawa

       Re:MWI Veterinary Supply, Inc.

Form 10-K for Fiscal Year Ended September 30, 2013

Filed November 27, 2013

File No. 000-51468

Ladies and Gentlemen:

This letter is submitted on behalf of MWI Veterinary Supply, Inc. (the “Company” or “MWI”) in response to the comments raised by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 14, 2014 from Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining, to Mary Patricia B. Thompson, Senior Vice President of Finance and Administration and Chief Financial Officer of the Company (the “Comment Letter”), regarding the annual report of the Company on Form 10-K that was filed with the Commission on November 27, 2013 (“Form 10-K”).  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Form 10-K for Fiscal Year Ended September 30, 2013

Securities and Exchange Commission

February 20, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 36

1.

We note your disclosure on page 61 that you generally intend to indefinitely reinvest your non-U.S. earnings in foreign subsidiaries. To assist investors understand the availability of funds in U.S. operations such as payment of debt, acquisitions and capital expenditures, please provide enhanced disclosures. Please provide and confirm that in future Exchange Act filings you will disclose the following:

•	the amount of cash and cash equivalents that are currently held by your foreign subsidiaries;
•	if foreign earnings are repatriated, disclose that these amounts would be subject to income tax liabilities both in the US and in the various foreign countries; and
•	explain any other implications or restrictions upon your liquidity that is impacted by significant of your cash, cash equivalents and short term investments held by foreign subsidiaries.

Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

The Company respectfully advises the Staff that, in future Exchange Act filings, the Company will include the following disclosure in the Liquidity and Capital Resources section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“We consider the undistributed earnings of our foreign subsidiaries to be indefinitely reinvested and, accordingly, no provision for U.S. income taxes has been made with respect to any such amounts.  As of December 31, 2013, the amount of cash and cash equivalents associated with indefinitely reinvested foreign earnings was approximately $403,000. We have not, nor do we anticipate the need to, repatriate funds to the United States to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements. In the event that these funds are repatriated, such amounts would be subject to income tax liabilities in the United States.  We believe that there are no material implications or restrictions upon our liquidity based on the insignificance of the amounts currently held by our foreign subsidiaries.”

Note 12. Commitments and Contingencies, page 61

2.We note your disclosure that you are not a party to any material pending legal proceedings and were not aware of any claims that could have a material adverse effect on [y]our financial position, results of operations or cash flows. In future filings, please address the following:

•	clarify whether “any claims” refers to an individual claim or in aggregate and the meaning of your disclosure; and

Securities and Exchange Commission

February 20, 2014

•	disclose the reasonably possible loss or range of loss. Please refer to ASC 450-20-50.

If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:

The Company respectfully advises the Staff that when the Company referred to “any claims” in the Form 10-K, it was referring to any individual claim of which, at the time of the filing of the Form 10-K, there were none.  As there were no individual claims, there was no reasonable possibility at the time of the filing of the Form 10-K that a loss exceeding amounts already recognized may be incurred.  In future filings, if there is an individual claim and at least a reasonable possibility that a loss or an additional loss exceeding amounts already recognized may have been incurred, the Company will, in accordance with ASC 450-20-50, either disclose an estimate of the reasonably possible loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or include in the disclosure a statement that such an estimate cannot be made.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at (215) 994-2621 or by facsimile at (215) 655-2621.  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Stephen M. Leitzell_____

By:Stephen M. Leitzell